Filing Version

SECOND AMENDMENT

TO THE

LOAN DOCUMENTS

BETWEEN

POINTS INTERNATIONAL LTD. AND POINTS.COM INC.

as Borrowers

AND

ROYAL BANK OF CANADA

as Agent

AND

THE FINANCIAL INSTITUTIONS

from time to time parties hereto, as Lenders

MADE AS OF

NOVEMBER 23, 2020

THIS SECOND AMENDMENT TO THE LOAN DOCUMENTS (the "Amendment") is dated November 23, 2020 between Points International Ltd. (the "Parent") and Points.com Inc. (together with the Parent, the "Borrowers"), Royal Bank of Canada, as agent (the "Agent"), and the financial institutions parties hereto (collectively, the "Lenders");

WHEREAS the Borrowers entered into a credit agreement dated as of December 10, 2019, as amended by a first amendment dated June 3, 2020 (as the same may be further amended from time to time, collectively, the "Credit Agreement"), with, inter alia, the Agent and the Lenders;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement as provided herein and such amendments require the approval of the Majority Lenders;

AND WHEREAS, other than as explicitly set out herein, it is the intention of the parties hereto to amend certain provisions of the Credit Agreement on an interim basis until June 30, 2021;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto agree as follows:

ARTICLE 1- AMENDMENTS

1.01 Interpretation

All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

1.02 Amendments

(1) Section 1.01 is amended by adding the following definitions in alphabetical order:

""Excess Cash Amount" has the meaning set forth in Section 7.01.

"Liquidity" means the amount equal to the sum of (i) LCR Cash determined solely with reference to clause (ii) of such definition, including all amounts drawn under the Revolving Facility that are recorded as cash on the balance sheet of the Parent prepared on a consolidated basis and (ii) the amount available to be drawn under the Revolving Facility after giving effect to the limitation in Section 10.04(14)(b) and taking into account the aggregate principal amount of outstanding Advances thereunder.

"LCR Cash Threshold Amount" means $25,000,000 prior to June 30, 2021, and $30,000,000 thereafter.

"LCR Repayment Amount" has the meaning set forth in Section 7.01.

"Reset Date" means the date on which the Parent has delivered Compliance Certificates to the Agent under Section 10.03 demonstrating for two consecutive Fiscal Quarters (i) that the Net Senior Leverage Ratio as at the end of each of such Fiscal Quarters did not exceed 2.20:1.00, (ii) that the Fixed Charge Coverage Ratio as at the end of each such Fiscal Quarters was not less than 1.10:1 and (iii) compliance with Section 10.02(5) and certifying that no Default or Event of Default has occurred and is continuing.

"Second Amendment Effective Date" means November 23, 2020."

(2) The definition of "Applicable Margin" in Section 1.01 is amended by adding the following paragraph to end there of such definition:

"Notwithstanding the foregoing, for the period commencing on and including October 1, 2020 to and including the date on which the Agent receives the financial statements and Compliance Certificate under Section 10.03 for the Fiscal Quarter ending September 30, 2021 (the "Q3'21 Compliance Date"), the Applicable Margin shall be deemed to be as set out in the pricing grid below.

BA Rate Margin, EURIBOR RATE Margin, LIBO Rate Margin and Letter of Credit Fee Rate	Prime Rate Margin and US Base Rate Margin	Standby Fee Rate
275 bps	175 bps	55 bps

From and after the Q3'21 Compliance Date, the Applicable Margin shall be determined in accordance with the other provisions of this definition without regard to the foregoing pricing.

(3) The definition of "Net Funded Debt" in Section 1.01 is deleted and replaced with the following:

'"Net Funded Debt" means, at any measurement date, without duplication, (i) all indebtedness for borrowed money which bears interest plus, without duplication, all Capital Lease obligations and all indebtedness secured by Purchase Money Security Interests and all letters of credit or letters of guarantee issued, but excluding Subordinated Debt which is postponed and subordinated to the Obligations and trade accounts payables and accrued expenses, minus (ii) LCR Cash; provided that Net Funded Debt shall not be less than zero."

(4) The definition of "Material Adverse Change" in Section 1.01 is deleted and replaced with the following:

"Material Adverse Change" means (a) any material adverse change in the business, operations or assets of the Parent and its Subsidiaries, taken as a whole, and (b) any material adverse change in the ability of the Borrowers and Guarantors (taken as a whole) to perform any of their obligations under any Loan Document; in the case of clauses (a) and (b), for the period prior to the date on which the Borrowers deliver a Compliance Certificate for the Fiscal Quarter ending June 30, 2021 without regard to the direct and indirect impacts of the COVID-19 pandemic on the business, operations or assets of the Parent and its Subsidiaries.

(5) Schedule A to the Credit Agreement is deleted and replaced with Schedule A attached hereto.

(6) Schedule D to the Credit Agreement is deleted and replaced with Schedule D attached hereto.

(7) Section 2.04(3) of the Credit Agreement is deleted and replaced with the following:

"(3) Letters of Credit may not exceed an aggregate face value of US$8,000,000.".

(8) Section 2.11(B) is hereby deleted in its entirety and replaced with the following:

"(B) Benchmark Replacement Setting.

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein (including this Section 2.11) or in any other Loan Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Agent with the consent of the Borrowers, acting reasonably, will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c) Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section titled "Benchmark Replacement Setting," including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be presumed correct and binding absent manifest error and may be made in its or their sole discretion and with the consent of the Borrowers, acting reasonably.

(d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or USD LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Agent may modify the definition of "Interest Period" for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Agent with the consent of the Borrowers, acting reasonably, may modify the definition of "Interest Period" for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Benchmark Unavailability Period. Upon the Borrowers' receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any request for a LIBOR Advance of, conversion to or continuation of LIBOR Advance to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

(f) Certain Defined Terms. As used in this Section 2.11(B) titled "Benchmark Replacement Setting":

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to clause (d) of this Section titled "Benchmark Replacement Setting."

"Benchmark" means, initially, LIBO Rate; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBO Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of this Section titled "Benchmark Replacement Setting."

"Benchmark Replacement" means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(1) the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2) the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate benchmark rate that has been selected by the Agent and the Borrowers as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then- current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1) for purposes of clauses (1) and (2) of the definition of "Benchmark Replacement," the first alternative set forth in the order below that can be determined by the Administrative Agent:

(a) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(b) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2) for purposes of clause (3) of the definition of "Benchmark Replacement," the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrowers for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar- denominated syndicated credit facilities; provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "US Base Rate," the definition of "Business Day," the definition of "Interest Period," timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent with the consent of the Borrowers, acting reasonably, decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent with the consent of the Borrowers, acting reasonably, decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of "Benchmark Transition Event," the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2) in the case of clause (3) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein; or

(3) in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (1) or with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with this Section titled "Benchmark Replacement Setting" and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with this Section titled "Benchmark Replacement Setting."

"Corresponding Tenor" with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

"Daily Simple SOFR" means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

"Early Opt-in Election" means, if the then-current Benchmark is LIBO Rate, the occurrence of:

(1) a notification by the Administrative Agent to (or the request by the Borrowers to the Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2) the joint election by the Agent and the Borrowers to trigger a fallback from LIBO Rate and the provision by the Agent of written notice of such election to the Lenders.

"Floor" means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBO Rate.

"ISDA Definitions" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

"Reference Time" with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBO Rate, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (2) if such Benchmark is not LIBO Rate, the time determined by the Administrative Agent in its reasonable discretion.

"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

"SOFR" means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator's Website on the immediately succeeding Business Day.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Administrator's Website" means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

"Term SOFR" means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment."

(9) Section 3.02 is amended by replacing the "."  at the end of clause (d) thereof with a ";" and adding the following as a new clause (e):

"(e) no Excess Cash Amount exists or would result from the making of such Advance.".

(10) Section 7.01 of the Credit Agreement is amended by adding the following paragraph to the end of such section:

"If, as at the close of business on Wednesday of any week (or if not a Business Day, on the following Business Day, (i) the amount of LCR Cash (determined solely by reference to clause (ii) of such definition) shall exceed the LCR Cash Threshold Amount (such excess being referred to the "Excess Cash Amount") and (ii) Advances are outstanding, (a "LCR Repayment Event"), the Borrowers shall repay such Advances and/or cash collateralize outstanding Letters of Credit (if any) in accordance with Section 7.04 by aggregate amount equal to the lesser of (x) the aggregate principal of such Advances and (y) the Excess Cash Amount.  Such repayment shall be made within 3 Business Days following the occurrence of an LCR Repayment Event; provided that, if the Excess Cash Amount determined on the date of repayment is less, the amount to be repaid on such date shall be such lesser amount and if there is no Excess Cash Amount on such date, no repayment shall be required."

(11) Section 10.02 of the Credit Agreement is amended by adding the following to the end of such section as subsection (4) and subsection (5):

"(4) Interim Waiver. Notwithstanding the foregoing, the Parent shall not be required to comply with the financial covenants set out in Sections (1)-(3) above as at the end of any Fiscal Quarter ending after the Second Amendment Effective Date to and including the Fiscal Quarter ending June 30, 2021.

(5) Minimum Security Adjusted EBITDA The Parent will not permit its Minimum Security Adjusted EBITDA for the Four Quarter Periods ending on the dates set out below to be less than the amounts set opposite the applicable dates:

Date:	Amount

December 31, 2020	- $1,000,000
March 31, 2021	- $6,000,000
June 30, 2021	- $4,000,000
September 30, 2021	$1,500,000
December 31, 2021	$10,000,000".

(12) Section 10.03(4) of the Credit Agreement is deleted and replaced with the following:

"(4) Compliance Certificate. Together with the financial statements referred to in (1) and (2) and (7) above, provide the Agent with a Compliance Certificate, which shall set forth the calculations supporting such statements in respect of Section 10.02 hereof, as applicable.

(13) Section 10.03 of the Credit Agreement is amended by adding the following to the end of such section as subsection (7):

"(7) Monthly Reporting For the period commencing with the month ending October 31, 2020 and ending with the first month ending after June 30, 2021, as soon as available and in any event within thirty (30) days of the end of each month (other than the third month of each Fiscal Quarter), cause to be prepared and delivered to the Agent as at the end of such month an internally prepared income statement and balance sheet of the Parent prepared on a consolidated basis which shall be prepared in accordance with GAAP (subject to usual year-end adjustments and the absence of full note and deferred tax disclosure)."

(14) Section 10.04 of the Credit Agreement is amended by adding the following to the end of such section as subsection (14):

"(14) Interim Covenants

(a) For the period commencing on the Second Amendment Effective Date to and including June 30, 2021: (i) make any normal course issuer bid for any Equity Interests of the Parent, (ii) make any payments under any restricted stock unit plan maintained by an Obligor (either in connection with any purchase of such restricted stock units or on account of any taxes owing by the holder of such units in connection with any such purchase) to exceed $3,000,000 in the aggregate, (iii) permit its Liquidity to be less than $32,000,000 as at the end of any month (iv) permit the amount of LCR Cash (determined solely by reference to clause (ii) of the definition thereof) less any amount thereof funded by Advances to be less than $2,000,000 at any time; or (v) make any Disposition referred to in clause (i) of the definition of Permitted Disposition, or make any Investment referred to in clause (c) and (d) of the definition of Permitted Investment, without the prior written consent of the Majority Lenders.

(b) For the period commencing on the Second Amendment Effective Date and ending on the Reset Date, request any Advance to the extent that, after giving effect thereto, the aggregate amount of outstanding Advances would exceed $30,000,000.

1.03 Acknowledgement

The Borrowers acknowledge that this Amendment constitutes a Loan Document under the terms of the Credit Agreement. The Borrowers acknowledge that the other Loan Documents to which each is a party remain in full force and effect, and have not been terminated, discharged or released and constitute legal, valid and binding obligations of the Borrowers.

ARTICLE 2- MISCELLANEOUS

2.01 Representations and Warranties.

To induce the Agent and the Lenders to enter into this Amendment, the Borrowers each make the following representations and warranties to the Agent and the Lenders:

(1) The execution, delivery and performance by the Borrowers of this Amendment have been duly authorized by all necessary action, and do not and will not:

(i) contravene the terms of any of that Borrower's Organization Documents;

(ii) conflict with or result in any material breach or contravention of any Material Contract or Material Licence; or

(iii) violate any Applicable Law,

except, in the case of clauses (ii) and (iii), to the extent any such conflict, breach, default or contravention would not reasonably be expected to result in a Material Adverse Change.

(2) No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrowers of this Amendment.

(3) This Amendment constitutes a legal, valid and binding obligation of the Borrowers, enforceable against the Borrowers in accordance with the terms hereof (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity).

(4) The Borrowers have the power and authority to execute, deliver, and perform their respective obligations under this Amendment.

(5) No Default or Event of Default has occurred and is continuing.

(6) The representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents are true and correct on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

2.02 Other Amendments

Except as expressly amended, modified and supplemented hereby, the provisions of the Credit Agreement are and shall remain in full force and effect and shall be read with this Amendment, mutatis mutandis. This Amendment shall not constitute a waiver, consent or release with respect to any provision of the Credit Agreement, a waiver of any Default or Event of Default thereunder, or a waiver or release of any of the Lenders' rights or remedies, all of which are expressly reserved. Where the terms of this Amendment are inconsistent with the terms of the Credit Agreement (prior to its amendment hereby), the terms of this Amendment shall govern to the extent of such inconsistency.

2.03 Effectiveness

Notwithstanding section 2.06 of this Amendment, the amendments set out in Article 1 of this Amendment will come into effect upon satisfaction in full of each of the following conditions, in form and substance satisfactory to the Agent:

(1) the Borrower shall have repaid Advances by an amount equal to any Excess Cash Amount;

(2) delivery to the Agent and the Lenders of a copy of this Amendment executed by the Borrowers and acknowledged by each of the Guarantors;

(3) the representations and warranties of the Borrowers in this Amendment shall be true and correct in all material respects on such date;

(4) receipt by the Agent of a fee on behalf of the Lenders equal to 0.10% of the Aggregate Revolving Commitment (after giving effect to this Amendment) to be applied in accordance with their Proportionate Shares.

(5) receipt by the Agent of payment of all other fees and expenses owing to the Agent in connection herewith including reasonable legal fees; and

(6) the Agent shall have received a certificate of an officer of each Obligor attaching the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor's respective obligation under the Loan Documents and the transactions contemplated herein, and the incumbency of the officers and directors of the Obligor executing Loan Documents.

2.04 Further Assurances

The Borrowers will, from time to time, execute and deliver all such further documents and instruments, and do all acts and things as the Agent may reasonably require to effectively carry out or better evidence the full intent and meaning of this Amendment.

2.05 Binding Effect

This Amendment shall be binding upon and enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

2.06 Counterparts

This Amendment may be signed by way of appending an electronic signature of the applicable signatory each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.  This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.

2.07 Electronic Delivery

Delivery of an executed counterpart of a signature page of this Amendment by telecopy or by sending a scanned copy (including by way of PDF) by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.  The electronic imaging provisions of Section 17.19 of the Credit Agreement applies to this Amendment mutatis mutandis.

2.08 Governing Law

Section 17.04 of the Credit Agreement applies to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

POINTS INTERNATIONAL LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS.COM INC.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

Each of the Guarantors acknowledge that this Amendment constitutes a Loan Document under the terms of the Credit Agreement. Each of the undersigned Guarantors hereby reaffirms its continuing obligations owing to the Lenders under the Loan Documents to which such Guarantor is a party and agrees that (i) this Amendment shall not in any way affect the validity or enforceability of any such Loan Document, or reduce, impair or discharge the obligations of such Guarantor thereunder and (ii) the Loan Documents to which each is party, respectively, remain in full force and effect, and have not been terminated, discharged, or released and constitute legal, valid and binding obligations of each of them, respectively.

POINTS HOLDINGS LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS TRAVEL INC.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS DEVELOPMENT US LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS INTERNATIONAL (U.S.) LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

AGENT:
ROYAL BANK OF CANADA, as Agent
	by	(Signed) "Helena Sadowski"
Name: Helena Sadowski
Title: Manager, Agency

Name:
Title:

LENDERS:
ROYAL BANK OF CANADA, as Lender
	by	(Signed) "Andra Bosneaga"
Name: Andra Bosneaga
Title: Vice President

Name:
Title:

LENDERS:
THE BANK OF NOVA SCOTIA, as Lender
	by	(Signed) "Barry Kelterborn"
Name: Barry Kelterborn
Title: Director
(Signed) "Nick Giarratano"
Name: Nick Giarratano
Title: Director

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Revolving Facility
Royal Bank of Canada	US$24,000,000 (including US$5,000,000 as Swingline Lender)
The Bank of Nova Scotia	US$16,000,000

Total Commitment	US$40,000,000

SCHEDULE D

COMPLIANCE CERTIFICATE

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Agency, Manager Fax: 416-842-4023

FROM:	POINTS INTERNATIONAL LTD. and POINTS.COM INC. (collectively, the "Borrowers")

RE:

Credit agreement dated as of December 10, 2019 (as amended, modified, revised, restated or replaced from time to time, the "Credit Agreement") between the Borrowers, the Agent and the Lenders (as defined therein).

DATE:	[•], 20__

This Compliance Certificate is delivered to you pursuant to Section 10.03(4) of the Credit Agreement.  All terms used in this Compliance Certificate that are defined in the Credit Agreement have the same meanings herein.

I, [name], the [title] of Points International Ltd., certify for and on behalf of the Parent, and not in my personal capacity and without personal liability, that:

1. Representations and Warranties  All of the representations and warranties of the Borrowers contained in Section 9.01 of the Credit Agreement are true and correct on and as of the date hereof as though made on and as of the date hereof unless varied as contemplated in Section 9.02 (other than those referred to in the last paragraph of Section 3.02).

2. Default  No Default has occurred and is continuing on the date hereof.

3. Financial Covenant Compliance1

A. Net Senior Leverage Ratio

Quarter Ending	Maximum Permitted Ratio	Actual Ratio
●	●	●

B. Interest Coverage Ratio2

Quarter Ending	Minimum Permitted Ratio	Actual Ratio
●	3.00:1.00	●

C. Fixed Charge Coverage Ratio3

Quarter Ending	Minimum Permitted Ratio	Actual Ratio
●	1.10:1.00	●

D. [Minimum Security] Adjusted EBITDA

Quarter Ending	Required Minimum Security Adjusted EBITDA [4]	Actual Minimum Security Adjusted EBITDA
●		●

E. Minimum Liquidity

Month Ending	Required Minimum Liquidity	Actual Liquidity
●	$32,000,000	●

1 [Prior to the June 30, 2021, the calculations in paragraphs A., B. and C. shall be included for informational purposes only.  Completion of paragraphs Sections A.- D. are required for the third month of each Fiscal Quarter only.  Completion of paragraph E and Section 6 is required for each month.]

2 Complete if Net Senior Leverage Ratio is not greater than 1.70:1.00

3 Complete if Net Senior Leverage Ratio is greater than 1.70:1:00

4 Insert relevant amount from Section 10.02(5)

4. Attached hereto as Exhibit A are detailed calculations of the financial covenants set out in Section 3 above.

5.  Attached as Exhibit B is a reconciliation of the calculation in Exhibit A to GAAP.

6.  At no time since the Second Effective Date has the Borrower's LCR Cash (determined solely by reference to clause (ii) of the definition thereof) less the amount thereof funded by Advances been less than $2,000,000.  As of  ____, 20__,5  :

(i) the aggregate amount of funds receivable by the Parent
and its Subsidiaries from payment processors was:  $_________

(ii) the aggregate amount of any cash and Cash
Equivalents of the Parent and its Subsidiaries
that is not restricted cash was:  $_________

(iii) the aggregate amount of payables
owing by the Parent and its Subsidiaries
to loyalty program partners was: $__________

(iv) LCR Cash ((i) plus (ii) minus (iii)) was: $__________

(v) LCR Cash funded by advances:  $__________

(vi) The amount (iv) less (v): $__________

7.  As of ______, 20__,6 the aggregate notional amount applicable to all Obligors under all such outstanding Hedge Contracts to which they are party for which cash and/or Cash Equivalents have been posted by the Obligors as collateral is US$______________ (not to exceed US$100,000,000).

POINTS INTERNATIONAL LTD.

Per:_______________________________________

 Name:
 Title:

5 Last day of the applicable month.

6 Date of most recently ended Fiscal Quarter.